Exhibit 99.1

Autohome Inc. Announces the Shareholder Resolutions

Adopted at 2017 Annual General Meeting and Board Change

BEIJING, December 01, 2017 (GLOBE NEWSWIRE) — Autohome Inc. (“Autohome” or the “Company”) (NYSE: ATHM), a leading online destination for automobile consumers in China, today announced that each of the proposed resolutions submitted for shareholder approval has been approved at its annual general meeting of shareholders held in Beijing today (the “2017 AGM”). Specifically, Autohome’s shareholders adopted the following resolutions:

1.	Ms. Han Qiu be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

2.	Mr. Zheng Liu be appointed as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

Pursuant to Article 88 of the currently effective Articles of Association of the Company, Ms. Han Qiu and Mr. Guo Ping Wang shall be subject to retirement as director of the Company by rotation at the 2017 AGM. Mr. Guo Ping Wang retired and did not offer himself for re-election as a director of the Company at the 2017 AGM and there is no disagreement with the Company with regard to Mr. Wang’s retirement. At the 2017 AGM, Ms. Han Qiu was re-elected as a director of the Company, and Mr. Zheng Liu was appointed as a director of the Company, each pursuant to the above resolutions adopted by the shareholders of the Company.

Mr. Zheng Liu currently serves as the deputy general manager of Ping An Property Insurance Company of China and the general director of its agency business unit. Mr. Liu has nearly 25 years of experience in business management and the industry of insurance, in particular property insurance. He joined Ping An Group in 1993 and has served consecutively as the assistant to the general manager, the deputy general manager and the general manager of Ping An Property Insurance Company of China’s Beijing Branch. In 2011, Mr. Liu was relocated to Ping An Property Insurance Company of China’s headquarters, and has since then served consecutively as its deputy general manager and general director of western China business unit, then its deputy general manager and general director of new sales channel business unit, and its deputy general manager and general director of northern Chines business unit. Mr. Zheng Liu received a Bachelor of Laws degree from Sun Yat-sen University in 1991.

About Autohome Inc.

Autohome Inc. (NYSE:ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its website and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

For investor and media inquiries, please contact:

Vivian Xu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

2